                                                                     EXHIBIT (a)



                                 CLUB CAR, INC.
                              4152 WASHINGTON ROAD
                            MARTINEZ, GEORGIA  30907



                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

                        MEETING DATE:  FEBRUARY 1, 1995

         NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders of Club Car, Inc. (the "Company") will be held at CS First Boston Corporation, Park Avenue Plaza, 55 East 52nd Street, New York, New York 10055, on Wednesday, February 1, 1995, at 10:00 A.M., for the following purposes:

                 (1) To elect two directors to serve on the Company's Board of Directors;

                 (2) To ratify the selection of Arthur Andersen LLP as the independent public accountants for the Company for fiscal year 1995; and

                 (3) To transact such other business as may properly be brought before the meeting or any adjournment thereof.

         The shareholders of record at the close of business on December 5, 1994 are entitled to notice of and to vote at this Annual Meeting or any adjournment thereof.

         Even if you plan to attend the meeting in person, we request that you mark, date, sign and return your proxy in the enclosed self-addressed envelope as soon as possible so that your shares may be certain of being represented and voted at the meeting. Any proxy given by a shareholder may be revoked by that shareholder at any time prior to the voting of the proxy.

                                       By Order of the Board of Directors,

                                             /s/ A. MONTAGUE MILLER

                                                A. Montague Miller
                                                     Secretary

December 16, 1994

                                 CLUB CAR, INC.
                              4152 WASHINGTON ROAD
                            MARTINEZ, GEORGIA  30907

                                PROXY STATEMENT

                         ANNUAL MEETING OF SHAREHOLDERS
                                FEBRUARY 1, 1995


         The enclosed proxy is solicited by and on behalf of the Board of Directors of Club Car, Inc. (the "Company") for use at the Annual Meeting of Shareholders to be held on Wednesday, February 1, 1995, at 10:00 A.M., at CS First Boston Corporation, Park Avenue Plaza, 55 East 52nd Street, New York, New York and any adjournment thereof. The matters to be considered and acted upon at such meeting are described in the foregoing notice of the meeting and this proxy statement. This proxy statement and the related form of proxy are being mailed on or about December 16, 1994 to all shareholders of record on December 5, 1994. Shares of the Company's Common Stock, par value $.01 per share (the "Common Stock"), represented in person or by proxy will be voted as hereinafter described or as otherwise specified by the shareholder. Any proxy given by a shareholder may be revoked by the shareholder at any time prior to the voting of the proxy by delivering a written notice to the Secretary of the Company, by executing and delivering a later-dated proxy or by attending the meeting and voting in person.

         The persons named as proxies are A. Montague Miller and Wellford L. Sanders, Jr., each of whom is presently a director of the Company. The cost of preparing, assembling and mailing the proxy, this proxy statement, and other material enclosed, and all clerical and other expenses of solicitations will be borne by the Company. In addition to the solicitation of proxies by use of the mails, directors, officers and employees of the Company may solicit proxies by telephone, telegram or personal interview. The Company also will request brokerage houses and other custodians, nominees and fiduciaries to forward soliciting material to the beneficial owners of Common Stock held of record by such parties and will reimburse such parties for their expenses in forwarding soliciting material.


                                 VOTING RIGHTS

         The holders of record of the 9,067,606 shares of Common Stock outstanding on December 5, 1994 will be entitled to one vote for each share held on all matters coming before the meeting. Voting rights of the Common Stock are noncumulative, so that holders of a majority of the outstanding shares represented at the meeting can elect all of the directors to be elected at the meeting.


                         ANNUAL REPORT TO SHAREHOLDERS

         The Annual Report to Shareholders for the fiscal year ended September 25, 1994, including consolidated financial statements, is being furnished herewith to shareholders of record on December 5, 1994. The Annual Report to Shareholders does not constitute a part of the proxy soliciting material.

                         SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth certain information with respect to the beneficial ownership of the Company's Common Stock as of December 5, 1994, by each shareholder known by the Company to be the beneficial owner of more than 5% of its outstanding Common Stock, by each director, by each of the Named Executive Officers (as defined below) and by all directors and executive officers as a group:


                                                      SHARES OF             PERCENT OF
NAME OF BENEFICIAL OWNER                            COMMON STOCK               CLASS
- ------------------------                            ------------            ----------
KIA III-Club Car, L.P.(a) . . . . . . . . .         1,909,341(b)                21.1
Kelso Equity Partners II, L.P.(a) . . . . .         1,909,341(b)                21.1
Kelso Partners III, L.P.(a).  . . . . . . .         1,909,341(b)                21.1
Joseph S. Schuchert(a)  . . . . . . . . . .         1,909,341(c)                21.1
Frank T. Nickell(a) . . . . . . . . . . . .         1,961,341(c)                21.6
George E. Matelich(a) . . . . . . . . . . .         1,929,341(c)                21.3
Thomas R. Wall, IV(a).  . . . . . . . . . .         1,940,189(c)                21.4
George H. Inman(d)  . . . . . . . . . . . .           418,816(e)                 4.5
A. Montague Miller(d).  . . . . . . . . . .           200,370(f)                 2.2
Cary H. Rivers(d) . . . . . . . . . . . . .           164,382(g)                 1.8
Michael W. Harris(d)  . . . . . . . . . . .           163,365(h)                 1.8
Henry T. Sanders(d) . . . . . . . . . . . .           154,035(i)                 1.7
James C. Alban, Jr.(d)  . . . . . . . . . .            34,000                    (j)
Wellford L. Sanders, Jr.(d) . . . . . . . .            11,300(k)                 (j)
All directors and executive officers as
     a group (14 persons) . . . . . . . . .         3,576,111(l)                37.3
- ------------------------

(a) The business address for such persons is c/o Kelso & Company, Inc., 350 Park Avenue, 21st Floor, New York, New York 10022.
(b) KIA III-Club Car, L.P. ("KIA III") and Kelso Equity Partners II, L.P. may be deemed to share beneficial ownership of the shares owned of record by each other by virtue of common ownership. Kelso Partners III, L.P. is the general partner of KIA III, and may be deemed to share beneficial ownership of the shares owned of record by KIA III and Kelso Equity Partners II, L.P. by virtue of common ownership.
(c) Messrs. Nickell and Wall, directors of the Company, and Messrs. Schuchert and Matelich may be deemed to share beneficial ownership of the 1,909,341 shares owned of record by KIA III and Kelso Equity Partners II, L.P. by virtue of their status as general partners of Kelso Equity Partners II, L.P. and of Kelso Partners III, L.P., the general partner of KIA III. Messrs. Nickell, Wall, Schuchert and Matelich share investment and voting power with respect to securities owned by KIA III and Kelso Equity Partners II, L.P. Messrs. Schuchert, Nickell, Matelich and Wall disclaim beneficial ownership of such securities.
(d) The business address for such person is c/o Club Car, Inc., 4152 Washington Road, Martinez, Georgia 30907.
(e) Includes 200,000 shares subject to stock options that became exercisable on April 18, 1994 and 9,480 shares held by the Company's ESOP. Does not include an aggregate of 10,498 shares owned beneficially by Mr. Inman's wife, as to which Mr. Inman disclaims beneficial ownership.
(f) Includes 16,800 shares subject to stock options that became exercisable on December 6, 1991, 7,919 shares subject to stock options that became exercisable on January 12, 1992,

         8,400 shares subject to stock options that became exercisable on December 6, 1992, 3,960 shares subject to stock options that became exercisable on January 12, 1993, 24,734 shares subject to stock options that became exercisable on October 18, 1993, 20,000 shares subject to stock options that became exercisable on April 18, 1994 and 3,857 shares held by the Company's ESOP. Does not include an aggregate of 10,000 shares owned beneficially by Mr. Miller's wife, as to which Mr. Miller disclaims beneficial ownership.
(g) Includes 16,800 shares subject to stock options that became exercisable on December 6, 1991, 8,400 shares subject to stock options that became exercisable on December 6, 1992, 16,800 shares subject to stock options that became exercisable on October 18, 1993, 5,000 shares subject to stock options that became exercisable on April 18, 1994 and 4,897 shares held by the Company's ESOP. Does not include an aggregate of 2,001 shares owned beneficially by Mr. Rivers' wife or 2,000 shares owned by Mr. Rivers' children, as to which Mr. Rivers disclaims beneficial ownership.
(h) Includes 16,800 shares subject to stock options that became exercisable on December 6, 1991, 8,400 shares subject to stock options that became exercisable on December 6, 1992, 16,800 shares subject to stock options that became exercisable on October 18, 1993, 5,000 shares subject to stock options that became exercisable on April 18, 1994 and 4,879 shares held by the Company's ESOP.
(i) Includes 11,200 shares subject to stock options that became exercisable on December 6, 1991, 5,600 shares subject to stock options that became exercisable on December 6, 1992, 11,200 shares subject to stock options that became exercisable on October 18, 1993, 5,000 shares subject to stock options that became exercisable on April 18, 1994 and 4,549 shares held by the Company's ESOP.
(j)      Less than 1%.
(k) Does not include an aggregate of 300 shares owned by Mr. Sanders' wife, as to which Mr. Sanders disclaims beneficial ownership.
(l) Includes shares held by KIA III and Kelso Equity Partners II, L.P. that may be deemed to be beneficially owned by Messrs. Nickell and Wall as described in note (c) above. Includes 72,800 shares subject to stock options that became exercisable on December 6, 1991, 7,919 shares subject to stock options that became exercisable on January 12, 1992, 36,400 shares subject to stock options that became exercisable on December 6, 1992, 3,960 shares subjective to stock options that became exercisable on January 12, 1993, 11,200 shares subject to stock options that became exercisable on February 1, 1993, 119,934 shares subjective to stock options that became exercisable on October 18, 1993, 245,000 shares subject to stock options that became exercisable on April 18, 1994, 3,334 shares subject to stock options that become exercisable on February 1, 1995 and 40,061 shares held by the Company's ESOP. Does not include shares as to which officers and directors have disclaimed beneficial ownership.

         On December 5, 1994 there were 476 shareholders of record of the Company's Common Stock.

                      PROPOSAL ONE:  ELECTION OF DIRECTORS

         At the Annual Meeting, two directors are to be elected to serve on the Company's Board of Directors for three-year terms expiring at the Annual Meeting of Shareholders to be held in 1998. The shares represented by proxies will be voted as specified by the shareholder. If the shareholder does not specify his choice, the shares will be voted in favor of the election of the nominees listed on the proxy card, except that in the event any nominee should not continue to be available for election, such proxies will be voted for the election of such other persons as the Board of Directors may recommend. As of the date of this Proxy Statement, the Board of Directors has no reason to believe that either of the nominees named below will be unable or unwilling to serve.

         THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THIS PROPOSAL.

         The Board of Directors of the Company is divided into three classes serving staggered three-year terms. The terms of office of James C. Alban, Jr. and Wellford L. Sanders, Jr. expire at the 1995 Annual Meeting, to which this proxy statement relates. The terms of office of Frank T. Nickell and Thomas R. Wall, IV expire at the 1996 Annual Meeting, and the terms of office of George
H. Inman and A. Montague Miller expire at the 1997 Annual Meeting. All the directors, except Mr. Miller who was elected in 1990, have served as directors since 1988.

         The following table sets forth certain information regarding the nominees for the Board of Directors.

NOMINEES FOR ELECTION AT THE 1995 ANNUAL MEETING

                                                                     SERVED AS
                                 NAME                  AGE         DIRECTOR SINCE
                                 ----                  ---         --------------
                    James C. Alban, Jr.                77               1988
                    Wellford L. Sanders, Jr.           49               1988


DIRECTORS AND EXECUTIVE OFFICERS

         The directors and executive officers of the Company are:

      NAME                                     AGE                POSITION
      -----                                    ---                ---------
George H. Inman . . . . . . . . . . . . .       62    Chairman and Chief Executive Officer
A. Montague Miller  . . . . . . . . . . .       54    President, Chief Operating Officer,
                                                      Secretary and Director

Charles A. Fain . . . . . . . . . . . . .       43    Vice President-Design Engineering
Michael W. Harris.  . . . . . . . . . . .       40    Vice President-Sales
T. Mark McClure . . . . . . . . . . . . .       50    Vice President-International Sales
Cary H. Rivers  . . . . . . . . . . . . .       45    Vice President-Marketing and National Accounts
Henry T. Sanders  . . . . . . . . . . . .       49    Vice President-Manufacturing
Carl A. Swanson . . . . . . . . . . . . .       53    Vice President
Charles E. Twilley  . . . . . . . . . . .       43    Vice President-Human Resources
Eric L. Tyra  . . . . . . . . . . . . . .       45    Vice President-Finance, Treasurer and Chief Financial Officer

James C. Alban, Jr. . . . . . . . . . . .       77    Director
Frank T. Nickell  . . . . . . . . . . . .       47    Director
Wellford L. Sanders, Jr.  . . . . . . . .       49    Director
Thomas R. Wall, IV  . . . . . . . . . . .       36    Director

         George H. Inman has been Chairman of the Board and Chief Executive Officer since 1979. Mr. Inman was President of the Company from 1979 to 1990. He was employed from 1961 until 1978 by E-Z-Go, as Plant Superintendent, Plant Manager, Vice President-Manufacturing and Vice President-Operations. Mr. Inman has been involved in the golf car industry since 1961.

         A. Montague Miller has been Chief Operating Officer since April 1991, President since September 1990 and Secretary since 1986. Mr. Miller joined the Company in 1990 as Senior Vice President-Administration. From 1971 to 1990 Mr. Miller was a partner in the law firm of Dye, Miller, Tucker & Everitt and provided legal services to the Company from 1978 to 1990.

         Charles A. Fain has been Vice President-Design Engineering since 1992. Mr. Fain joined the Company in 1990 as Director of Design Engineering. Prior to joining the Company in 1990, he was employed from 1987 by Bunton Company as Vice President-Engineering. Mr. Fain has been involved in the golf car industry since 1990.

         Michael W. Harris has been Vice President-Sales since 1990. Mr. Harris joined the Company in 1979 as Senior Accountant and was Controller from 1982 to 1988 before being promoted to Vice President-Controller in 1988. Mr. Harris has been involved in the golf car industry since 1973.

         T. Mark McClure has been Vice President-International Sales since August 1993 and was Vice President-Marketing and International Sales from 1988 to 1993. Mr. McClure joined the Company in 1978 as a Regional Sales Manager in charge of the Mid-West Region and also served as Director of National Account Sales before assuming his present position. Mr. McClure has been involved in the golf car industry since 1978.

         Cary H. Rivers has been Vice President-Marketing and National Accounts since October 1994. Mr. Rivers joined the Company in 1978 as a Sales Representative in the Company's East Florida branch and also served as National
Sales Manager-Direct Sales.   From 1989 to October 1994, Mr. Rivers served as
Vice President-Sales and Marketing. Mr. Rivers has been involved in the golf car industry since 1978.

         Henry T. Sanders has been Vice President-Manufacturing since 1988.
Mr. Sanders joined the Company in 1983 as Manager of Manufacturing Engineering. In 1987, Mr. Sanders was promoted to Manager of Manufacturing. Mr. Sanders has been involved in the golf car industry since 1983.

         Carl A. Swanson has been a Vice President since November 1993. Mr. Swanson served as Senior Vice President-Operations from 1988 to 1993, as Vice President-Operations from 1987 to 1988 and as Manager of Operations from 1978 to 1987. Prior to joining the Company in 1978, he was employed from 1969 by E-Z-Go, as Manufacturing Engineering Manager. Mr. Swanson has been involved in the golf car industry since 1969.

         Charles E. Twilley has been Vice President-Human Resources since 1992. Mr. Twilley joined the Company in 1990 as Director of Human Resources. Prior to joining the Company in 1990, he was employed from 1980 by Kraft General Foods Corporation where he last served as Division Manager of Human Resources. Mr. Twilley has been involved in the golf car industry since 1990.

         Eric L. Tyra has been Vice President-Finance and Chief Financial Officer since February 1994 and Treasurer since October 1994. Prior to joining the Company in 1994, he was employed from 1991 to 1993 by First Financial Management Corp. as a Senior Vice President. From 1984 to 1991, Mr. Tyra was a partner in the accounting firm of Deloitte & Touche. Mr. Tyra has been involved in the golf car industry since 1994.

         James C. Alban, Jr. has been President and Chief Executive Officer of The Alban Co. since 1987. From 1938 to 1987, Mr. Alban was the President and Chief Executive Officer of Alban Tractor Co., Inc. Mr. Alban is a founder and Director of Palm Beach National Bank and Trust Co.

         Frank T. Nickell has been President of Kelso & Companies, Inc. since 1989 and prior thereto General Partner of Kelso & Company, L.P. ("Kelso") since 1984. Prior to 1984, Kelso was a corporation and Mr. Nickell held the position of Vice President. Mr. Nickell is also a director of American Standard Inc., The Bear Stearns Companies Inc., Earle M. Jorgensen Company, Harris Specialty Chemicals, Inc., King Broadcasting Company and Tyler Refrigeration Corporation.

         Wellford L. Sanders, Jr. has been a partner of the law firm of McGuire, Woods, Battle & Boothe since 1986. Mr. Sanders is also a director of Catherines Stores Corporation, General Medical Corporation and Peebles Inc.

         Thomas R. Wall, IV has been a Managing Director of Kelso since 1990 and prior thereto General Partner of Kelso since 1989. From 1986 to 1989, Mr. Wall was a Vice President of Kelso. Mr. Wall is also a director of Ellis Communications, Inc., General Medical Corporation, King Broadcasting Company, Mitchell Supreme Fuel Company, Mosler Inc., Transdigm Inc. and Tyler Refrigeration Corporation.

         In November 1994, Mr. Inman announced his intention to name Mr. Miller as the Company's chief executive officer at the end of fiscal 1995.


MEETINGS OF THE BOARD OF DIRECTORS AND COMMITTEES

         The Company has an Audit Committee, presently consisting of Messrs. Nickell, W. Sanders and Wall, which is charged with evaluating the accounting and control procedures and practices of the Company and reporting on such to the Board of Directors. The Audit Committee also serves as direct liaison with the Company's independent public accountants and recommends the selection or discharge of such accountants. The Audit Committee met two times during fiscal year 1994.

         The Company has a Compensation Committee, presently consisting of Messrs. Alban, Nickell and W. Sanders, which makes recommendations concerning salaries and incentive compensation for officers and employees of the Company. The Compensation Committee also administers the Company's 1989 Incentive Stock Option Plan and 1992 Stock Option Plan and has authority to grant options under such plans to officers and key employees, as designated by the Compensation Committee, and to determine the terms of such options in accordance with such plans. The Compensation Committee met three times during fiscal year 1994.

         The full Board of Directors met four times during fiscal year 1994. Each incumbent director attended or acted upon at least 75% of the total fiscal year 1994 board meetings and committee meetings held during periods that he was a member of the Board or such committees.

         In fiscal 1994, Messrs. Alban and W. Sanders received $25,000 per year as directors of the Company and Messrs. Inman and Miller received $20,000 per year. Such amounts for Messrs. Inman and Miller are included in the Summary Compensation Table. Directors do not receive additional compensation for committee participation, but are entitled to receive reimbursement of out-of-pocket expenses in connection with their service to the Company as directors. Messrs. Nickell and Wall are not entitled to any compensation (other than reimbursement of out-of-pocket expenses) in connection with their service to the Company as directors.

COMPENSATION OF EXECUTIVE OFFICERS

         The following information relates to all plan and non-plan compensation awarded to, earned by, or paid to the Company's Chief Executive Officer and its four most highly compensated executive officers (the "Named Executive Officers") during the fiscal year indicated.

         The following information does not reflect any compensation awarded to, earned by, or paid to the Named Executive Officers subsequent to September 25, 1994, except as may otherwise be indicated. Any compensation awarded to, earned by, or paid to the Named Executive Officers during fiscal year 1995 will be reported in the proxy statement for the Company's 1996 Annual Meeting of Shareholders, unless such compensation has been previously reported.


SUMMARY COMPENSATION TABLE

         The following table sets forth, for the fiscal years ended September 25, 1994, September 26, 1993 and September 27, 1992 the annual and long-term compensation for services in all capacities to the Company of the Named Executive Officers.


                         SUMMARY COMPENSATION TABLE(1)

                                                                      Annual Compensation
                                                            -----------------------------------------
                                                                                      Other Annual              All Other
             Name and Position               Fiscal Year    Salary(2)      Bonus     Compensation(3)         Compensation(4)
             -----------------               -----------    ---------      -----     ---------------         ---------------
 George H. Inman                                 1994       $372,000      $401,540        $89,221(5)
         Chairman of the Board and               1993       $358,000      $775,000        $73,996(5)              $8,444
         Chief Executive Officer   . . .         1992       $345,000      $483,280

 A. Montague Miller                              1994       $291,000      $305,519             N/A
         President, Chief Operating              1993       $279,965      $300,000                                $8,444
         Officer and Secretary   . . . .         1992       $265,250      $227,120

 Cary H. Rivers                                  1994       $147,450      $123,663             N/A
         Vice President-Marketing and            1993       $141,107      $149,210                                $8,444
         National Accounts   . . . . . .         1992       $135,680      $145,374

                                                 1994       $111,792      $130,937             N/A
 Michael W. Harris                               1993       $107,492      $149,210                                $8,444
         Vice President-Sales  . . . . .         1992       $106,820      $145,374
                                                 1994       $109,161      $126,572        $28,046(6)

 Henry T. Sanders                                1993       $104,963      $149,210        $28,046(6)              $8,444
         Vice President-Manufacturing  .         1992       $100,280      $145,374

- --------
(1) In accordance with the transitional provisions applicable to the revised rules adopted by the Securities and Exchange Commission concerning executive officer and director compensation disclosure, amounts of Other Annual Compensation and All Other Compensation for fiscal year 1992 are excluded.
(2) Includes $20,000 for Messrs. Inman and Miller as compensation for service as a director of the Company in each of the three years.
(3) Except as noted in footnotes (5) and (6) below, perquisites and other personal benefits paid to the Named Executive Officers in fiscal years 1993 and 1994 did not exceed the lesser of either $50,000 or 10 percent of the total of annual salary and bonus reported for the Named Executive Officer and, therefore, have not been reported in the "Other Annual Compensation" column.
(4) Amounts reported represent the Company's fiscal 1993 allocations to the Named Executive Officers under the Employee Stock Ownership Plan. Such allocations were made during fiscal 1994. The Company's fiscal 1994 allocations have not yet been determined. Such compensation will be reported in the fiscal 1995 Proxy Statement as All Other Compensation for fiscal 1994.
(5) In fiscal years 1993 and 1994, perquisites or other personal benefits exceeding 25 percent of the total perquisites and other personal benefits for Mr. Inman were: the annual premium paid by the Company for a life insurance policy purchased to fund benefits under a Deferred Compensation Plan - $46,357 (in each of fiscal years 1993 and
         1994).
(6) In fiscal years 1993 and 1994, perquisites or other personal benefits exceeding 25 percent of the total perquisites and other personal benefits for Mr. H. Sanders were: the annual premium paid by the Company for a life insurance policy purchased to fund benefits under a Deferred Compensation Plan - $11,642 (in each of fiscal years 1993 and
         1994); and automobile allowance - $7,425 (in each of fiscal years 1993 and 1994).


OPTION GRANT TABLE

         The following table sets forth information concerning individual grants of stock options made during fiscal year 1994 to the Named Executive Officers.

                      OPTION GRANTS IN LAST FISCAL YEAR(1)

                                                                                               Potential Realizable Value at
                                                                                               Assumed Annual Rates of Stock
                                                                                                    Price Appreciation
                                                 Individual Grants                                   For Option Term
                           ----------------------------------------------------------------    -----------------------------
                                                % of Total
                                             Options Granted      Exercise
                              Options        to Employees in      Price per     Expiration
 Name                        Granted(1)        Fiscal Year         Share           Date           5% ($)          10% ($)
 ----                        ----------        -----------         -----           ----           ------          -------
 George H. Inman . . .         200,000(2)         33.7%            $17.50        10/17/03       $2,201,140       $5,578,099

 A. Montague Miller  .          60,000(3)                          $17.50        10/17/03       $  660,342       $1,673,430
                                30,000(4)         15.2%            $15.31        9/13/04        $  288,851       $  732,006

 Cary H. Rivers  . . .          15,000(3)                          $17.50        10/17/03       $  165,086       $  418,357
                                15,000(4)          5.0%            $15.31        9/13/04        $  144,426       $  366,003

 Michael W. Harris . .          15,000(3)                          $17.50        10/17/03       $  165,086       $  418,357
                                15,000(4)          5.0%            $15.31        9/13/04        $  144,426       $  366,003

 Henry T. Sanders  . .          15,000(3)                          $17.50        10/17/03       $  165,086       $  418,357
                                15,000(4)          5.0%            $15.31        9/13/04        $  144,426       $  366,003

- ---------
(1) All options granted under the Company's amended and restated 1992 Stock Option Plan.
(2)      Became exercisable on April 18, 1994.
(3) Exercisable in 33-1/3% increments on April 18, 1994, April 18, 1995 and April 18, 1996.
(4) Exercisable in 33-1/3% increments on March 14, 1995, March 14, 1996 and March 14, 1997.

OPTION VALUE TABLE

         The following table sets forth information concerning the fiscal year end number and value of unexercised options for each of the Named Executive Officers.

                       1994 FISCAL YEAR END OPTION VALUES


                                                                                               VALUE OF
                                                                    NUMBER OF                 UNEXERCISED
                                                                   UNEXERCISED                IN-THE-MONEY
                                                                    OPTIONS AT                  OPTIONS
                                                                   FISCAL YEAR               AT FISCAL YEAR
                                                                     END (#)                   END ($)(1)
                                                                  -------------              -------------
                         NAME AND                                  EXERCISABLE/               EXERCISABLE/
                    PRINCIPAL POSITION                            UNEXERCISABLE              UNEXERCISABLE
                    ------------------                            -------------              -------------
George H. Inman . . . . . . . . . . . . . . . . . . . . . .         200,000/0                     $0/$0
A. Montague Miller  . . . . . . . . . . . . . . . . . . . .       81,813/70,000             $742,992/$28,200
Cary H. Rivers. . . . . . . . . . . . . . . . . . . . . . .       47,000/25,000             $504,840/$14,100
Michael W. Harris.  . . . . . . . . . . . . . . . . . . . .       47,000/25,000             $504,840/$14,100
Henry T. Sanders  . . . . . . . . . . . . . . . . . . . . .       33,000/25,000             $336,560/$14,100
- -------------

(1) In-the-Money Options are those where the 1994 fiscal year-end fair market value of the underlying shares of Common Stock (the average of the bid and asked prices on September 23, 1994, as reported by the Nasdaq National Market) exceeds the exercise price of the option.


         INCENTIVE COMPENSATION PLANS. The 1994 Senior Management Cash Incentive Compensation Program for fiscal 1994 (the "1994 Incentive Program") provided that if a certain level of earnings before interest and taxes was achieved during fiscal 1994 (the "1994 Bonus Target") the participants were entitled to be paid an aggregate bonus of $1,074,000. An additional bonus equal to 15% of the amount by which earnings before interest and taxes for fiscal 1994 exceeded the 1994 Bonus Target was also payable under the 1994 Incentive Program. The amount of the award to individual participants was determined by the Board of Directors in its sole discretion, after receiving recommendations from the Compensation Committee, the Chief Executive Officer and the President. Messrs. Inman, Miller, Rivers, Harris and H. Sanders and three other executive officers received awards under the 1994 Incentive Program. All of such awards were paid in fiscal 1995 and are included in the Summary Compensation Table above.

         The Management Cash Incentive Compensation Plan is intended to reward eligible employees for efficient and successful management. Each fiscal year, the Chief Executive Officer of the Company selects and the Board of Directors approves key employees who are eligible to participate in the plan for that year, and appoints such employees to Group A, B, C, or D. Employees in each group receive incentive compensation in accordance with a formula based upon the Company's earnings for the relevant fiscal year, up to a maximum percentage of base salary. Group A employees receive awards of up to 100% of base salary, Group B employees up to 70%, Group C employees up to 45%, and Group D employees up to 25%. Eligible employees are required to be employed on the last day of the fiscal year in order to receive incentive compensation, provided that employees whose employment terminates during the fiscal year because of death, disability or retirement under a Company retirement plan receive a prorated award that reflects the number of months during which they were participants. Incentive compensation is payable within 90 days of the expiration of the relevant fiscal year. Messrs. Swanson and Tyra received awards under the Management Cash Incentive Compensation Plan attributable to the 1994 fiscal year. Such award was paid in fiscal 1995.

         EXECUTIVE OFFICER DEFERRED COMPENSATION PLANS. The Company has entered into substantially similar individual Deferred Compensation Plans with Messrs. Inman, Miller and Swanson. While the plans are unfunded arrangements, the Company has purchased a life insurance policy for each participant in order to provide, in whole or in part, for the benefits, and has established revocable life insurance trusts in order to fund the benefits of each participant. The plans provide for the payment of certain retirement, death and disability benefits. A participant who retires on or after age 65 will have his benefit paid in 120 equal monthly installments, commencing on the first day of the month following his retirement. A participant who terminates employment prior to attaining age 65 will have his benefit paid in equal monthly installments over the period commencing on the date of his termination or voluntary retirement, or if after the date the participant attains age 60, and ending on the date the participant attains age 75. Mr. Swanson's Deferred Compensation Plan was amended on May 24, 1993 to provide for his benefit to be paid in 240 equal monthly installments of $4,166.66 beginning on November 1, 1996. The Deferred Compensation Plans of Messrs. Inman and Miller were amended on September 23, 1993 to increase the monthly retirement benefits of such participants to $20,000 and $12,500, respectively.

         If a participant dies subsequent to the date his retirement benefit payments commence, the participant's beneficiary will receive the remainder of the monthly payments that are due. If a participant dies prior to the commencement of the participant's retirement benefit, his beneficiary will receive a monthly benefit (which in the case of Mr. Inman's beneficiary is $7,380, in the case of Mr. Miller's beneficiary is $6,000 and in the case of Mr. Swanson's beneficiary is $1,458) paid over a period of 120 months commencing on the first day of the second month following the participant's death.

         If a participant (other than Mr. Swanson) becomes disabled while employed with the Company, the participant will receive a monthly disability benefit in an amount which in the case of Mr. Inman is $9,910 and in the case of Mr. Miller is $2,981. Such benefit will continue until age 65, or if earlier, the date the participant is no longer classified as disabled. A participant's retirement benefit becomes fully vested upon his termination for disability and commences on the first day of the month following the month the participant is no longer classified as disabled. If, however, the participant returns to the employ of the Company, his retirement benefit will commence upon his subsequent termination of employment. Mr. Swanson is not entitled to disability benefits under the terms of his plan.

         Except in the case of Mr. Miller, the plans provide for payment of medical expenses for the participant, his spouse (except after certain events) and dependents until the earlier of both the participant and his spouse attaining age 65 or the death of both of them. Any payment of medical expenses will be offset by payments of medical expenses received from certain other sources. The plans also provide for, in the event of the participant's disability, continued payment of the participant's base salary, incentive compensation in the amount based on the previous year's incentive compensation payments, and other employee benefits he was entitled to receive, until the participant receives payment under the disability income insurance policy maintained by the Company. Messrs. Inman's and Miller's plans also provide for
(i) a lump sum payment equal to the cash surrender value of the key man life insurance policy maintained by the Company on their respective lives on the first day of the month in which any payment is made to Messrs. Inman or Miller under their respective plan, and (ii) maintenance of the Company's disability income policy for Messrs. Inman and Miller until the earlier of the date they reach age 65 or death. In addition, Mr. Inman's plan provides for the sale upon retirement or disability of the Company-owned automobile that Mr. Inman is driving at such time to Mr. Inman for $100.

         As a condition to receiving benefits, the plans require the respective participants to be available to perform consulting services during the period in which benefits are paid under the plan. All benefits under a participant's plan are forfeited if the participant either (i) engages in conduct which is competitive with the Company in the manufacture or sale of products similar to the Company's principal products or (ii) fails to comply with the terms of his consulting arrangement.

         Messrs. Inman Miller, and Swanson are fully vested under the plan. The annual premiums paid by the Company for life insurance policies purchased to fund the benefits are as follows: Mr. Inman, $46,357; Mr. Miller, $23,542; and Mr. Swanson, $14,176.

         The Company has entered into identical Deferred Compensation Plans with Messrs. Rivers, Harris, H. Sanders and one other executive officer. While the plans are unfunded arrangements, the Company has purchased a life insurance policy for each participant in order to provide, in whole or in part, for benefits under the plans. A participant becomes fully vested in his retirement benefit of $6,250 per month upon (i) attaining age 60 or (ii) completing 12 years of service with the Company. If a participant's employment is terminated for reasons other than for cause or death (including disability), prior to becoming fully vested under his plan, his benefit will be calculated based upon a vesting schedule providing for 5% vesting after the completion of four years of service subsequent to the effective date of the participant's plan, and additional vesting in varying increments for each additional year of service until the participant is 100% vested after the completion of 12 years of service. If a participant is terminated for cause within 15 years of the effective date of his plan, his benefit will be calculated under a vesting schedule under which he will become vested in 25% of his benefit upon completion of nine years of service subsequent to the effective date of the participant's plan and 100% vested after the completion of 12 years of service. A participant's retirement benefit will commence on the first day of the month following his attainment of age 60, or, if later, the month of his termination of employment, and will be paid in equal monthly installments until the participant attains age 75.

         If a participant dies prior to the commencement of his retirement benefit, his beneficiary will receive 120 monthly payments in the amount of $3,000 each commencing no later than the first day of the second month following the participant's death. If a participant dies after he has begun to receive his retirement benefit, the participant's beneficiary will receive the remainder of the monthly payments that were due the participant.

         As a condition to receiving benefits, the plans require the respective participants to perform consulting duties for the Company during the period benefits are being paid. All benefits under a participant's plan are forfeited if the participant either (i) engages in conduct which is competitive with the Company in the manufacture or sale of products similar to the Company's principal products or (ii) fails to comply with the terms of his consulting arrangement.

         As of December 5, 1994, Messrs. Rivers, Harris and H. Sanders each had completed seven years of service for vesting purposes. The annual premiums paid by the Company for life insurance policies purchased to fund the benefits are as follows: Mr. Rivers, $12,433; Mr. Harris, $10,385; Mr. H. Sanders, $11,642; for the other executive officer, $17,818.

         EMPLOYMENT AGREEMENTS. The Company has employment agreements with each of its executive officers. The employment agreements prohibit the employee from engaging in a business similar to the Company's within the United States for a period of two years after termination of employment. The employment agreements with Messrs. Inman and Miller expire on May 5, 1997 and September 27, 1998, respectively. Each of the employment agreements with Messrs. Rivers, Harris and H. Sanders expires on September 29, 1996.

         Under the agreements, compensation is payable in the form of a base annual salary with fringe benefits, as described below, and with continued employment thereunder to be subject to termination for disability or cause. The fringe benefits include a director and officer liability insurance policy, a travel accident policy, a new demonstrator vehicle each year, 100% medical and dental expense coverage up to an annual payment limit of $50,000 and individual disability insurance. The monthly disability benefits under such individual policies are $7,000 and $6,000 for Messrs. Inman and Miller, respectively, and $3,000 for each of Messrs. Rivers, Harris and H. Sanders. In addition, Messrs. Inman and Miller are entitled to limited use of the Company airplane, reimbursement of country club dues and personal legal and tax preparation expenses, the services of Company employees for certain maintenance and repair jobs and use of Company cars. The Company purchases an automobile for Mr. Miller every three years, and for Mr. Inman every two years. Mr. Miller is entitled to buy the automobile at the end of the three-year period for an amount equal to the depreciated book value of the automobile. If the price of the new automobile for Mr. Miller is over $25,000 he must contribute the amount in excess of $25,000 and the automobile is depreciated using $25,000 as the original purchase price. Automobiles with a manufacturer's suggested price of $35,000 or less are leased for a period not less than two years for Messrs. Rivers, Harris, Sanders and one other executive officer. The Company is the owner of an equity membership at Melrose in Beaufort County, South Carolina and Mr. Inman is the current designated member for such membership, and a membership at the Tournament Players Club in Ponte Vedra, Florida where Mr. Rivers is the current designated member. Consistent with the employment agreements, the Board of Directors has decided the 1995 fiscal year base salaries for Messrs. Inman, Miller, Rivers, Harris and H. Sanders will be $366,080, $281,840, $150,399, $120,735 and $113,527, respectively. Adjustments in salaries for future years will be determined in the sole discretion of the Board of Directors. Amounts paid under the employment agreements in the 1994 fiscal year are included in the Summary Compensation Table above.

         EMPLOYEE STOCK OWNERSHIP PLAN. The Company established an Employee Stock Ownership Plan (the "ESOP"), effective as of September 26, 1988, which is a noncontributory defined contribution stock bonus plan. The ESOP primarily invests in the Company's Common Stock. All employees not covered by a collective bargaining agreement are eligible to participate after attaining age 21 and completing one year of service. The Company's contributions are discretionary and generally will not exceed 15% of the aggregate compensation of participating employees. The Company's contributions may be in the form of Common Stock, cash, or both. Contributions to the ESOP are allocated to individual accounts in proportion to the participant's compensation.

         The net value of Common Stock and cash contributions allocated to each of Messrs. Inman, Miller, Rivers, Harris and H. Sanders for fiscal 1993 was $8,444. Such amounts were allocated in fiscal 1994 and are included in the Summary Compensation Table above. The net value of total contributions to the current executive officers as a group for fiscal 1993 was $71,260. Allocations for fiscal 1994 have not yet been determined.

         Participants vest in the ESOP over a seven-year period and become fully vested upon death, disability or reaching age 65 while employed by the Company. For vesting, service with the Company includes service prior to September 26, 1988 with the Company or with its predecessors. Distributions are made to participants after termination of employment or at the normal retirement age of 65. Distributions are made in Common Stock or cash.

         Participants have the right to exercise voting rights on all Common Stock allocated to their accounts in the ESOP. Voting rights for Common Stock that is not allocated to participant accounts will be exercised as directed by the Administrative Committee.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

         This report of the Compensation Committee of the Board of Directors (the "Committee") describes the Company's executive compensation policy and programs as well as the basis on which the Committee made fiscal 1994 compensation recommendations to the Board of Directors concerning the officers of the Company, including the Chief Executive Officer and the other officers named in the Summary Compensation Table above.

COMPENSATION POLICY

         In determining the amount and composition of executive compensation, the Committee attempts to provide a compensation package that will enable the Company to attract, retain and motivate talented executives, reward outstanding performance and align the interests of the Company's management and shareholders. The primary components of the Company's executive compensation package are base salary, incentive compensation and stock options. The Committee believes that this policy promotes the attainment of corporate objectives.

COMPENSATION PROGRAMS

Base Salary

         The Committee solicits recommendations from the Chief Executive Officer respecting each officer's base salary. The Committee then reviews each officer's responsibilities, performance, seniority, compensation package relative to other Company officers, and the terms of his employment agreement, if any. In making its recommendations to the Board of Directors, the Committee exercises its discretion and judgment based on all of these factors and the Company's actual and anticipated financial performance and condition. The Committee does not attempt to deal with the factors separately or to adhere to specific performance criteria. With the exception of Mr. Tyra, the Board of Directors established the fiscal 1994 base salaries for the Company's officers in September 1993 in accordance with the Committee's recommendations. Mr. Tyra's fiscal 1994 base salary was established by the Board of Director's in February 1994.

Incentive Compensation

         The Board of Directors adopts incentive compensation plans pursuant to which key employees are eligible to receive annual cash incentive compensation payments. The plans typically provide for incentive compensation to be paid in accordance with a formula based on the Company's earnings before interest and taxes, up to a maximum percentage of base salary. The plans may vary from year to year based on corporate objectives and individual and corporate performance. In addition, the Board of Directors reserves the right to award discretionary bonuses. Under the Company's 1994 Senior Management Cash Incentive Compensation Program (the "1994 Incentive Program"), which was established by the Board of Directors at the beginning of the fiscal year, certain officers recommended by the Committee and selected by the Board of Directors were eligible to be paid an aggregate bonus of $1,074,000 if the Company achieved a certain level of earnings before interest and taxes during fiscal 1994 (the "1994 Bonus Target"). The participants were also eligible to be paid an additional bonus in an aggregate amount equal to 15% of the amount by which earnings before interest and taxes for fiscal 1994 exceeded the 1994 Bonus Target. The amount of the bonus to individual participants was determined at the end of the fiscal year by the Board of Directors on a discretionary basis after receiving recommendations from the Committee, the Chief Executive Officer and the President.

Stock Options

         The Company believes that significant ownership of stock by officers of the Company is the best way to align the interests of management and shareholders. The Committee administers the Company's 1989 Incentive Stock Option Plan and 1992 Stock Option Plan, which were designed to help attain this objective and to provide long-term incentive compensation directly related to the value of the Company's common stock. There is no requirement that grants under the Plans be made on a regular basis or in accordance with a prescribed scheme of distribution. The Committee generally considers whether to grant options on an annual basis in connection with its evaluation of officer performance and its establishment of base salaries and incentive compensation plans. At the end of fiscal 1994, the Committee granted stock options under the 1992 Stock Option Plan with a ten-year term to certain officers and other key employees. The exercise price of the options is equal to the fair market value of the Company's common stock on September 14, 1994, the effective date of the grant. The options are subject to certain vesting provisions to encourage the recipients to remain employed with the Company. The number of options granted to an officer at the end of fiscal 1994 was based on the number of options granted to such officer in the past, such officer's base salary, and the other factors previously described in this report.

COMPENSATION OF THE CHIEF EXECUTIVE OFFICER

         The Committee annually reviews and recommends to the Board of Directors the compensation of George H. Inman, the Chief Executive Officer. Prior to fiscal 1994 Mr. Inman had not received any stock options under the 1992 Stock Option Plan or its predecessor, the 1989 Incentive Stock Option Plan. In September 1993 the Board of Directors established Mr. Inman's base salary for fiscal 1994 at $352,000 in accordance with the Committee's recommendation. Mr. Inman's base salary in fiscal 1993 was $338,000. The increase was based on the Committee's evaluation of the factors previously described in this report and represented essentially the same percentage increase as that recommended by the Committee for other officers. The Committee also granted Mr. Inman stock options covering 200,000 shares of the Company's common stock. The exercise price of the options is equal to the fair market value of the Company's common stock on October 18, 1993, the effective date of the grant. The options expire ten years from the date of grant and provide that Mr. Inman will forfeit two-thirds of the options in the event he breaches the terms of his employment agreement before January 1, 1995, and one-third of the options if he breaches the term of his employment agreement after December 31, 1994 and before January 1, 1996. The grant was based on Mr. Inman's willingness to enter into a new three-year employment agreement with the Company, the fact that he was the only officer of the Company who had not previously received options under the Company's 1992 Stock Option Plan or 1989 Incentive Stock Option Plan, and his special importance to the successful completion of the Company's refinancing plan and to the direction and management of the Company. The Committee did not grant Mr. Inman any additional options at the end of fiscal 1994 and does not plan to grant Mr. Inman additional options in the future. At the end of fiscal 1994 the Committee recommended, and the Board of Directors approved, a bonus to Mr. Inman under the 1994 Incentive Program of $401,540, representing 27.6% of the aggregate amount available for distribution to individual participants, based on its evaluation of the factors previously described in this report.

                                       Respectfully submitted,

                                       THE COMPENSATION COMMITTEE

                                       Frank T. Nickell, Chairman
                                       James C. Alban, Jr.
                                       Wellford L. Sanders, Jr.

PERFORMANCE GRAPH

         The following graph compares cumulative total shareholder return for the Company with a broad performance indicator, the CRSP Total Return Index for the Nasdaq Stock Market (US), and line-of-business index, the Nasdaq Non-Financial Stock Index, for the period from October 18, 1993 to September 25, 1994. In the graph below, the Company's data point for October 18, 1993 reflects the public offering price of $17.50 per share. The Company's other data points reflect the average of the bid and asked prices on the last business day of the Company's first, second, third and fourth quarters, as reported by the Nasdaq National Market.

                   Comparison of Cumulative Total Return (1)
    Club Car, Inc., Nasdaq Non-Financial Stock Index, CRSP Total Index for the
                            Nasdaq Stock Market (US)


                                                              10/18/94     12/23/93     3/25/94     6/24/94    9/23/94
                                                              ---------    ---------    --------    --------   --------
Club Car                                                      100.00       88.57        91.43       80.01      92.86
Nasdaq Non-Financial Stock Index (2)                          100.00       96.22        99.66       85.11      94.43
CRSP Total Return Index for Nasdaq Stock Market (US)(3)       100.00       96.11        99.56       88.44      96.63






(1) The graph shows the cumulative total return on $100 invested on October 19, 1994 in Common Stock or specified index - including reinvestment of dividends.
(2) Nasdaq Non-Financial Stock Index prepared for the Nasdaq Stock Market by the Center for Research in Securities Prices at the University of Chicago.
(3) CRSP Total Return Index for the Nasdaq Stock Market prepared for the Nasdaq Stock Market by the Center for Research in Securities Prices at the University of Chicago.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         In connection with the Company's initial public offering of Common Stock (the "Offering") completed in October 1993, affiliates of Kelso, an affiliate of CS First Boston Corporation and the Company entered into a stockholders agreement (the "1993 Stockholders Agreement") that provides that upon the request of the Kelso affiliates, the Company will register (the "Demand Rights"), on up to two occasions, the sale of Common Stock owned by the Kelso affiliates under the Securities Act of 1933, as amended, and applicable state securities laws. The Company's obligation is subject to certain limitations relating to the timing and size of registrations. The Company is also obligated to offer the First Boston affiliate and the Kelso affiliates the right to include shares of Common Stock owned by them in certain registration statements filed by the Company (the "Incidental Rights"). The Company will indemnify the Kelso affiliates and the First Boston affiliate and their officers, directors and controlling persons for certain liabilities in connection with any such offering, other than liabilities for information furnished in writing by the Kelso affiliates or the First Boston affiliate.
The Company is obligated to pay all expenses incurred in connection with the registration of shares of Common Stock pursuant to the exercise of the Demand Rights and the Incidental Rights, excluding underwriting discounts and commissions.

         In the past, Kelso received fees, plus reimbursement of out-of-pocket expenses, from the Company for providing strategic planning and financial advisory services (including the services of two of its officers, Messrs. Nickel and Wall, as members of the Board of Directors of the Company) and advisory services relating to the ESOP, the establishment of the Incentive Stock Option Plans and to other aspects of the planning and financing of the Company including its access to the capital markets. The agreement pursuant to which Kelso received fees for planning and advisory services was terminated effective with the closing of the Offering.

         The Company paid Kelso a one-time fee of $300,000 in connection with the termination of such agreement and for financial advisory services rendered in connection with the Offering and the refinancing plan undertaken by the Company in connection with the Offering. Such fee was paid by the Company in fiscal 1994.

         The law firm of which Mr. Miller was a partner provides legal services to the Company. The law firm of McGuire, Woods, Battle & Boothe, of which Wellford L. Sanders, Jr. is a partner, also provides legal services to the Company.

         All transactions with officers, directors, and affiliates of the Company have been on terms that were no less favorable to the Company than those that could be obtained from an unaffiliated third party or negotiated in good faith on an arm's-length basis.


COMPLIANCE WITH EXCHANGE ACT FILING REQUIREMENTS

         The Securities Exchange Act of 1934 requires the Company's executive officers and directors, and any persons owning more than 10% of the Common Stock, to file certain reports of ownership and changes in ownership with the Securities and Exchange Commission. Based solely on its review of the copies of the Forms 3, 4 and 5 received by it, and written representations from certain reporting persons that no Forms 5 were required to be filed by those persons, the Company believes that all executive officers, directors and 10% shareholders complied with such filing requirements, except that Joseph S. Schuchert, an individual who may be deemed to be the beneficial owner of more than 10% of the Common Stock, inadvertently failed to report a transaction that occurred in June 1994. A corrective filing has been made.

                  PROPOSAL TWO:  RATIFICATION OF SELECTION OF
                         INDEPENDENT PUBLIC ACCOUNTANTS

         The Board of Directors, upon the recommendation of the Audit Committee, selected the firm of Arthur Andersen LLP as independent public accountants for the Company for fiscal year 1995, subject to ratification by the shareholders. Action by shareholders is not required by law in the selection of independent public accountants, but their selection is submitted by the Board in order to give the shareholders an opportunity to ratify the Board's selection. If the shareholders do not ratify the selection of Arthur Andersen LLP, the Board of Directors will reconsider the selection of independent public accountants. Unless otherwise specified, shares represented by proxies will be voted for the ratification of the selection of Arthur Andersen LLP as independent public accountants for fiscal year 1995.

         Representatives of Arthur Andersen LLP are expected to be present at the Annual Meeting. Such representatives will have the opportunity to make a statement if they desire to do so and are expected to be available to respond to appropriate questions.

         THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THIS PROPOSAL.


                                 OTHER BUSINESS

         Management knows of no other business which will be presented for consideration at the Annual Meeting, but should any other matters be brought before the meeting, it is intended that the persons named in the accompanying proxy will vote such proxy at their discretion.

                             ADDITIONAL INFORMATION


VOTING PROCEDURES

         Votes will be tabulated by one or more Inspectors of Elections. Except for the election of directors, approval of the matters to be considered at the meeting will require the affirmative vote of the holders of at least a majority of the shares of outstanding Common Stock represented at the meeting, unless otherwise indicated. If a shareholder, present in person or by proxy, abstains on any matter, the shareholder's shares will not be voted on such matter. Thus an abstention from voting on a matter has the same legal effect as a vote "against" the matter, even though the shareholder may interpret such action differently. With respect to the election of directors, the two nominees receiving the greatest number of votes cast for the election of directors will be elected.

         A majority of the shares entitled to vote, represented in person or by proxy, will constitute a quorum for the transaction of business at the meeting. Shares for which the holder has elected to abstain or to withhold the proxies' authority to vote on a matter will count toward a quorum. "Broker non-votes" will not count toward a quorum and will not be voted on any matter to be considered at the meeting.


SHAREHOLDER PROPOSALS FOR 1996 ANNUAL MEETING

         Any shareholder desiring to present a proposal to the shareholders at the 1995 Annual Meeting, which currently is expected to be scheduled on or about February 1, 1996, and who desires that such proposal be included in the Company's proxy statement and proxy card relating to that meeting, must transmit such to the Secretary of the Company so that it is received at the Company's principal executive offices on or before August 18, 1995. All such proposals should be in compliance with applicable Securities and Exchange Commission regulations.


                                       By Order of the Board of Directors,

                                            /s/  A. MONTAGUE MILLER

                                               A. Montague Miller
                                                    Secretary


December 16, 1994